United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

 Subject: Shareholder Remuneration. Cluster: Corporate. Identification: POL-0038-G / Version: 01. Use: Public. Resolution: DCA – 025/2025. Issued on: 08/28/2025. Responsible: Investor Relations Department. Revision by: 08/28/2030. - 1 of 2 - Corporate Policy 1. Objetives This Policy aims to establish the guidelines for determining the minimum remuneration to Vale S.A. ("Vale" or "Company") shareholders in order to: (i) ensure shareholders a certain predictability in their compensation; and (ii) establish criteria for setting the minimum remuneration that ensure the Company's economic and financial balance and the fulfillment of Vale's commitments, while also allowing flexibility to seize investment opportunities and improve business performance. 2. General Guidelines For the determination of the minimum remuneration to shareholders, the Board of Directors must observe the following guidelines, as well as comply with Vale's Bylaws and applicable legislation: • The minimum annual remuneration amount corresponds to 30% (thirty percent) of the value of Adjusted EBITDA minus Sustaining Investments ("Minimum Amount"). • The Minimum Amount is composed of 2 (two) semiannual installments, the first in September of the current year and the second in March of the following year. • The installments are calculated based on the Financial Statements for the first half of the year, for the September installment, and on the Financial Statements for the second half of the year, for the March installment. • In compliance with the above items, the Board of Directors may approve interest on equity in December of each year, to be paid in March of the following year. Such amounts will be deducted from the March remuneration installment. • The Board of Directors may also decide on additional remuneration to shareholders through the distribution of extraordinary dividends. 3. Responsibilities Board of Directors: • Approve this Policy and its amendments, based on the proposal from the Executive Committee and the recommendation of its competent Advisory Committee. • Evaluate and decide on the proposal for shareholder remuneration in accordance with this Policy and Vale's Bylaws, in compliance with the applicable legislation. Capital Allocation and Project Committee: • Evaluate and recommend to the Board of Directors the proposal for shareholder remuneration. Executive Committee: • Evaluate and propose to Vale's Board of Directors this Policy and its amendments. • Evaluate and propose to the Board of Directors the proposal for shareholder remuneration. Executive Vice - Presidency of Finance and Investor Relations: • File and publish this Policy, in accordance with Vale's internal regulations and applicable regulatory requirements. • Evaluate this Policy and any proposed amendments, providing guidance to all relevant parties on applicable economic and financial aspects. • Prepare and submit to the Executive Committee the proposal for shareholder remuneration. - 2 of 2 - Shareholder Remuneration Policy POL-0038-G Rev.01 – xx/xx/2025 DCA XXX/2025 PUBLIC Executive Vice -Presidency Legal Affairs. • Evaluate this Policy and any proposed amendments, providing guidance to all relevant parties on applicable legal aspects. Corporate Governance Office: • Evaluate this Policy and any necessary adjustments prior to its submission to the governance bodies. • Monitor deadlines and the need for revisions to this Policy, ensuring timely processes and procedures between the Executive Committee, the Advisory Committees and the Board of Directors. 4. Disclosure and Dissemination This Policy shall be filed and published by the Executive Vice President of Finance and Investor Relations in Vale's official repositories, for both internal and external audiences, as applicable. 5. Policy Review Deadline This Policy must be reviewed within a maximum period of five (5) years, or whenever necessary to ensure its content remains up to date. 6. Final Provisions In the event of any conflict between this Policy and Vale's Bylaws, the latter shall prevail and this Policy shall be amended as necessary. This Policy enters into force on the date of its approval by Vale's Board of Directors. 7. Approvals Areas: Description: Investor Relations Department. Elaboration. Executive Vice - Presidency Legal Affairs. Review/Recommendation. Controllership, Tax and Accounting Department. Review/Recommendation. Audit and Compliance Department. Review/Recommendation. Corporate Governance Office. Review/Recommendation. Executive Committee - (DDE-068/2025). Approval/Submission to the Board of Directors. Capital Allocation and Project Committee. Review/Recommendation. Nomination and Governance Committee. Review/Recommendation. Board of Directors - (DCA – 025/2025). Approval.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 4, 2025		Director of Investor Relations